Exhibit 99.2

TANZANIAN GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY REPORT ON THE SECOND QUARTER OF 2022

For the three and six month periods ended February 28, 2022

Management’s Discussion and Analysis February 28, 2022

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (“TanGold” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six months ended February 28, 2022 and 2021, as well as the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2021. The financial statements and related notes of TanGold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.tangoldcorp.com.

This MD&A reports our activities through April 13, 2022 unless otherwise indicated. References to the 2nd quarter of 2022 or Q2 2022, and the 2nd quarter of 2021 mean the three months ended February 28, 2022 and 2021, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is an Officer, Chief Operating Officer and Director of TanGold and a Director of the Company’s subsidiaries, including the Buckreef Gold Company Limited (“Buckreef Gold”) and Tanzanian American International Development 2000 Limited (“Tanzam2000”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TanGold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.

Certain information presented in this MD&A may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our Annual Report on Form 20-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

1

Management’s Discussion and Analysis February 28, 2022

Tanzanian Gold Corporation

TanGold along with its joint venture partner, State Mining Corporation (“STAMICO”) is advancing a significant gold project at Buckreef Gold in Tanzania. The Buckreef Gold Project is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 oz of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the U.S. Securities and Exchange Commission (“SEC”) on June 23, 2020 (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year. Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) upgrading historical mineral resources at Bingwa and Tembo; (vi) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

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Management’s Discussion and Analysis February 28, 2022

Q2 2022 Highlights

Q2 2022 was a significant milestone for the Company as it was the first quarter in the Company’s history in which it recorded: (i) revenues; (ii) significant gross profit margins; (iii) low cash cost1 of $796 per gold ounce; and (iv) positive operating cash flow. These positive results, on just 1,812 ounces of gold sold, demonstrates the immense opportunity for the Buckreef Gold Project to generate significant revenues and cash flow as the Buckreef Gold Project continues to develop. It also sets the stage, for the Company’s sustainable business plan in which cash flow from operations funds value creating activities, including exploration and sulphide project development.

Key highlights for Q2 2022 include:

•	The Company achieved zero lost time injuries and had no confirmed COVID-19 cases at site.

•	Successful ramp-up of the first 360 tpd mill installation at Buckreef Gold to nameplate capacity. This is the first phase of 360 tonnes per day (tpd) for the 1,000+ tpd processing plant. The 360 tpd expansion phase was completed on time and on budget (capital cost of $1.6 million).

•	Poured 2,132 ounces of gold in Q2 2022, a new quarterly production record at Buckreef Gold and in line with guidance. Sold 1,812 ounces of gold in Q2 2022, a new quarterly sales record resulting in the Company being operating cash flow positive ($1.5 million) for the first time.

•	Recognized revenue of $3.3 million in Q2 2022, cost of sales of $1.4 million and cash costs[1] of $796 per ounce of gold, in line with guidance, generating strong gross profit of $1.9 million and a gross profit margin of 57%.

•	As steady state processing has now been achieved on the 360 tpd processing plant, the Company expects production to be 750-800 oz of gold per month[2] at a total average cash cost[1] of $725-825/oz, in line with previous guidance, until the larger oxide ore processing plant is commissioned. Buckreef Gold has built up a significant balance on the ROM pad (64,020 tonnes containing an estimated 3,886 gold ounces), crushed ore (5,334 tonnes containing an estimated 587 gold ounces), gold in circuit (GIC) (564 ounces) and finished goods (256 ounces).

•	The larger 1,000+ tpd oxide processing plant is expected to be completed in calendar Q3 2022 and is forecast to produce 15,000 – 20,000 oz of gold per year. The Company will provide further guidance on production and cash costs on the larger 1,000+ tpd processing plant in subsequent quarters.

•	To date, Buckreef Gold has drilled 17 holes representing over 5,500 meters in the northeast extension of Buckreef Main Zone. This program envisions an additional 5 drill holes for over 1,200 meters. The Company will provide a further update on the results of this program in due course.

•	Buckreef Gold has finalized the planning for a 10,000 meter (approximate) infill drill program to: (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Main, and (ii) commence infill drilling at Buckreef West. This program is expected to start in Q3 2022 and it is also the Company’s intention to begin exploration drilling at the newly discovered Anfield Zone this year.

•	Successfully closed: (i) a registered direct offering with a single institutional investor for net proceeds of approximately $6.4 million; and (ii) a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) enabling TanGold, in its sole discretion, to sell up to $10 million of its shares to Lincoln Park over a 36-month period. These financings provide the Company with additional liquidity to help fund acceleration of its business plan.

•	Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04/92) at Buckreef Gold extending the SML renewal period for Buckreef Gold by an additional 5 years from 2027 to 2032.

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Management’s Discussion and Analysis February 28, 2022

Q2 Operational and Financial Details

Mining and Processing

•	Buckreef Gold reported zero lost time incidents and had no confirmed COVID-19 related cases at site in Q2 2022. For the calendar period ended February 28, 2022, including contractors, Buckreef Gold recorded a safety incident frequency rate of 4.9 (per million hours). Exclusive of contractors, Buckreef Gold recorded a safety incident frequency rate of 0 (per million hours).

•	In Q2 2022, Buckreef Gold successfully completed the final ramp-up of Phase 1 of the 1,000+ tpd processing plant to 360 tpd design, which is now operating at nameplate capacity. The expanded processing plant construction was completed in line with the scheduled completion date of September/October 2021 at a capital cost of US$1.6 million, within guidance. In-house construction was completed by the Buckreef Gold and TanGold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group.

•	During Q2 2022, Buckreef Gold poured 2,132 ounces of gold, a new quarterly production record at Buckreef Gold, of which 1,812 ounces were sold. Record sales have resulted in Buckreef Gold becoming operating cash flow positive in Q2 2022 - the first quarter in Buckreef Gold’s history. The 360 tpd processing plant achieved the following in Q2 2022: (i) average throughput of 286 tpd; (ii) plant availability of 92%; and (iii) average recovery rate of 90% with consistent tailings grade, regardless of head grade.

•	During Q2 2022, Buckreef Gold continued to focus on optimizing all key operating metrics towards achieving successful commissioning of the 360 tpd processing plant. Buckreef Gold implemented the following upgrades to the 360 tpd processing plant: (i) installation of an eighth CIL tank; (ii) installation of a 1 megawatt genset; and (iii) installation of a new elution column (circuit) enabling larger gold pours (2 to 3 times a month) with greater efficiency of gold recovery from pregnant carbon. This new elution circuit will also be utilized in the 1,000+ tpd processing facility. These improvements allowed Buckreef Gold to achieve higher: (i) retention times; (ii) plant availability; (iii) throughput rates; and (iv) recovery rates. With these improvements, Buckreef Gold successfully achieved nameplate capacity of 360 tpd in fiscal Q2 2022.

•	Total ore mined in Q2 2022 increased to 47 thousand tonnes (“kt”) from 28 kt in Q1 2022 and the strip ratio in Q2 2022 was 2.3 (ore:waste tonnes). Mining activity during the quarter has built up a significant inventory of mined material on the ROM pad.

•	As at February 2022, the ROM pad contained 64,020 tonnes at 1.89 g/t with an estimated 3,886 ounces of gold. A further stockpile of crushed mill feed of 5,334 tonnes at 3.42 g/t containing an estimated 587 ounces of gold has been accumulated between the crusher and mill. The increased stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters.

•	In Q2 2022 a temporary road detour was completed and opened around the north end of the open pit allowing for the pit to be extended a further 150 meters prior to the final road detour around the SML.

•	During Q2 2022 the second tailings storage facility (TSF) for processed oxide material was completed. The new facility, with planned future ‘lifts’, provides two years of storage and TSF-3 planning is now in progress.

•	During Q2 2022 Buckreef Gold continued to advance plans for construction of a 1,000+ tpd processing plant while simultaneously operating the 360 tpd processing plant. Buckreef Gold procured two additional 360 tpd ball mills (from the same manufacturer as the existing operational mill), which arrived on site in February 2022. The delivery of this key long-lead item removes considerable timeline risk for commissioning of the 1,000+ tpd processing plant, which is expected in calendar Q3 2022.

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Management’s Discussion and Analysis February 28, 2022

•	Other long-lead orders, such as an ‘off the shelf’ crusher and cyclones were placed in January 2022. Geotechnical analysis was completed for the site area of the new, enlarged CIL tanks of the 1,000+ tpd processing plant and earthworks commenced in February 2022. In March 2022, steel was procured, fabrication of the tanks began and installation of the ball mill foundations commenced. Ausenco has been retained as TanGold’s owner engineer and the process circuit will be primarily locally sourced and constructed by the same local teams in a manner substantially similar to the 360 tpd processing plant expansion.

•	The targeted completion date of the 1,000+ tpd processing plant is calendar Q3 2022 and the larger processing plant is expected to produce 15,000 – 20,000 oz of gold per year based on the initial mine plan and grade profile, which was developed in conjunction with SGS Canada Inc. (“SGSC”). This initial mine plan incorporates approximately 10% of the resources in the Buckreef Main Zone. The Company continues to budget capital expenditures for the expanded 1,000+ tpd processing plant of approximately $4.0 million. To date, approximately $1.1 million of the total project capital expenditures have been incurred.

Exploration

•	To date, Buckreef Gold has drilled 17 holes representing over 5,500 meters in the northeast extension of Buckreef Main Zone. Drilling has, so far, been extended 200 meters northeast of the northern most hole of the prior (2019) drilling program. This program envisions an additional 5 drill holes for over 1,200 meters. The Company will provide a further update on the results of this program in due course.

•	Buckreef Gold has finalized the planning for a 10,000 meter (approximate) infill drill program to: (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Main, and (ii) commence infill drilling at Buckreef West. This program is expected to start in Q3 2022. It is also the Company’s intention to begin exploration drilling at the newly discovered Anfield Zone this year.

•	TanGold believes the property and immediate surrounding area to be highly prospective for economic gold mineralization. Within the last year the Anfield Zone was discovered. The Anfield Zone lies ‘on-trend’ between a historical mineral resource (the Eastern Porphyry) and an adjacent mining facility with nearly 3km of untested shear zone located 500 meters to the east of the Buckreef Main Zone. High grade fresh rock samples were retrieved from an artisanal mine shaft. Geological assessment of the property and adjacent leases continues and will continue to pick up pace throughout 2022.

•	It is Buckreef Gold’s intention to accelerate the exploration and drilling program in the coming quarters through the addition of additional drill rigs as the Company begins to generate additional operating cash flow.

Sulphide Development Project

•	The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s 2.0 MT Measured and Indicated Mineral Resources, is a key value driver for the Company. Unlocking this value is an important objective for the Company. The Sulphide Development Project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed all metrics as outlined in the Technical Report, including annual production and strip ratio. We continue to work with our principal consultants on advancing the Sulphide Development Project.

•	Buckreef Gold has commenced the long-lead items for de-risking of the Sulphide Development Project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2 km long open pit, which commenced in Q2 2022 with consultants SGSC and Terrane Geoscience; and (ii) the variability metallurgical study for the first 5-7 years of potential production of the Sulphide Development Project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit and the holes have been logged and are in preparation for shipment for metallurgical testing. A request for proposal for this study has been prepared and will be submitted to various laboratories in due course.

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Management’s Discussion and Analysis February 28, 2022

•	The Company, in conjunction with Ausenco, has finalized locations for the Sulphide Processing Plant, Dry Stack Tailings Facility, Waste Rock Piles and other infrastructure. All locations are subject to successful ‘condemnation drilling.’

•	As mentioned earlier, an exploration drilling program will also focus on infill drilling at Buckreef West, inferred mineral resources and strike extensions, which if successful, has the potential to increase tonnes to the indicated mineral resource category and add, if economic, to the mineral reserves category.

•	The Company is currently in discussions with various technical firms with regards to updating past technical studies with the goal of establishing a new vision for the Buckreef Gold Project. The Company will provide an update on these discussions in subsequent quarters.

Environmental, Social and Corporate Governance (“ESG”)

•	The Company is committed to working to the highest ESG standards and has initiated several programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the second quarter. Buckreef Gold continues to expand its ESG program, successfully partnering with the District and Regional Commissioners on school, water and health projects.

•	Buckreef Gold continues to work with the Geita District Council and local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals.

•	A Memorandum of Understanding was signed in Q2 2022 between Buckreef and Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula. These wards are host wards for the mine site and a total of 321M Tanzania Shillings has been committed by Buckreef for 2022 to support priority areas as agreed with the District Council.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania; (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) workforce are 100% Tanzanian citizens; (v) development and building activities are focused on maximizing local content; (vi) exhibit a ‘100 mile diet’ by procuring all food locally; and (vii) sulphide development is expected to utilize dry stack tailings.

•	The Company supports local procurement in all activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available within country are purchased externally from Tanzania, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program and identify its contribution to the UN Sustainable Development Goals (SDGs) over the course of calendar 2022.

Financial

•	Gold ounces poured in the quarter were 2,132 ounces – a quarterly production record for Buckreef Gold. Gold ounces sold were 1,812 ounces at an average realized price[1] of US$1,840 per ounce.

•	Q2 2022 record production and sales have resulted in the Company being operating cash flow positive, the first quarter in the Company’s history. This positive trajectory is expected to continue throughout Q3 2022.

6

Management’s Discussion and Analysis February 28, 2022

•	Following record sales during Q2 2022, the Company recognized revenue of $3.3 million, cost of sales of $1.4 million and cash costs[1] of $796 per ounce, generating strong gross profit of $1.9 million (57% gross profit margin) and operating cash flow of $1.5 million.

•	As at February 28, 2022, the Company had cash of $12.9 million and net working capital of $5.5 million. After adjusting for $4.8 million in derivative liabilities, working capital on an adjusted basis was $10.3 million.

•	As the Company advances and the production profile expands, management continually evaluates its liquidity requirements and available sources of financing including but not limited to: (i) cash flow from operations; (ii) corporate debt; (iii) project specific debt; (iv) off-take financing; and (v) equity financing. The Company will be prudent in how it capitalizes the Company over the short, medium and long-term with shareholder value being an overarching consideration.

•	During Q2, 2022, the company closed a registered direct offering with a single institutional investor for the purchase and sale of 17,948,718 of the Company’s common shares at a purchase price of $0.39 per share. The Company also issued to the investor warrants to purchase up to an aggregate of 17,948,718 common shares. The warrants have an exercise price of $0.44, will be exercisable at any time and will expire five years thereafter.

•	During Q2 2022, the Company closed the previously announced purchase agreement with Lincoln Park. Under the terms of the purchase agreement, TanGold, in its sole discretion, has the right from time to time over a 36-month period to sell up to $10 million of its shares to Lincoln Park, subject to certain conditions. TanGold controls the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement. Any common shares that are sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares.

Importantly, Lincoln Park has also agreed not to cause or engage in any direct or indirect short selling or hedging of the Company’s common shares. No warrants are being issued in this transaction, and there are no limitations on our use of proceeds from sales to Lincoln Park under the purchase agreement. Furthermore, the purchase agreement does not contain any rights of first refusal, participation rights, penalties or liquidated damages provisions in favor of any party. The agreement may be terminated by TanGold at any time, in its sole discretion, without any additional cost or penalty.

Board of Directors

•	On February 25, 2022, Richard J. Steinberg was elected to the Board of Directors of Tanzanian Gold Corporation. Mr. Steinberg is a Partner of Fasken Martineau DuMoulin LLP, an international business law firm, where Mr. Steinberg’s practice focuses on mergers and acquisitions and corporate finance. He advises targets, buyers and investors in both solicited and unsolicited transactions, with a particular expertise in cross-border transactions. Mr. Steinberg’s corporate finance practice is focused on structured and cross-border financings, with extensive experience acting for both underwriters and issuers. He is the former Chair of Fasken’s Securities and Mergers & Acquisitions Group. Mr. Steinberg’s securities and mergers and acquisitions expertise is recognized by Best Lawyers in Canada, Canadian Legal Lexpert Directory, and others. Mr. Steinberg holds an LLB from the University of Toronto and a BA from Columbia University.

•	Mr. Steinberg replaces Rosalind Morrow who did not stand for re-election as a director.

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Management’s Discussion and Analysis February 28, 2022

Other

•	During 2021, TanGold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The land compensation process has been fully accrued in the Company’s financial statements and as of February 28, 2022, approximately 98% of project affected persons have been paid representing 96% of the overall dollar amount. This process is expected to be completed over the next couple of quarters.

•	During Q2 2022, the Company entered into a refining agreement with Argor Heraeus, a leading international gold refiner based in Switzerland, and has successfully completed its first 4 exports of dorè for refining in February and March 2022.

•	The Company has also entered into a Gold Purchase and Sale Agreement with Auramet International LLC (Auramet) through which Buckreef Gold will, at its discretion, sell up to 100% of the gold produced from Buckreef Gold to Auramet at market rates, for a period of one year, with an option to extend for successive periods. During Q2 2022 the Company sold 540 ounces of Buckreef Gold production to Auramet at market rates, beginning in February 2022. Auramet is one of the largest physical precious metals merchants in the world with over $20 billion in annual revenues and provides a full range of services to all participants in the precious metals chain, from extraction and production to manufacturing and consumption.

•	Subsequent to Q2 2022, Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04/92). The Company received a certificate for Renewal of Special Mining License (SML) from the Mining Commission, a division of the Ministry of Minerals of the United Republic of Tanzania. The Special Mining License renewal period for Buckreef Gold has now been extended by an additional 5 years from 2027 to 2032. Under the Tanzanian Mining Act, a SML confers on the holder the exclusive right to carry out mining operations and to prospect (within the SML) for minerals as specified in the license. The duration of the Special Mining License covers the estimated life of mine, with specified renewals over that period. The Company anticipates the life of mine will extend significantly beyond 2032, and therefore the SML will be renewed prior to the renewal date, in accordance with the requirements under the Tanzanian Mining Act.

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Management’s Discussion and Analysis February 28, 2022

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540mRL classified as inferred

Estimates over variable widths of 2 to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

Mineral Reserves remained as of the 2020 Technical Report and are tabulated below.

	Tonnes	Grade	In Situ Gold Content
Buckreef Reserves	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probrable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010
1)	Mineral reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.
2)	Mineral reserve was estimated using NI43-101F compliant Standards on Mineral Resources and Reserves, Definitions.
3)	Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

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Management’s Discussion and Analysis February 28, 2022

Figure 1: Location of Buckreef Gold Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
N
GEITA
Geita
RWAMAGAZA
Kitongo
Tulawaka
Bulyanhulu
BUCKREEF PROJECT
SUKUMALAND
Golden Ridge
Nyakafuru
SHINYANGA-MALITA
Myabi
Chocolate Reef
NZEGA
Golden Pride
0
Scale
25km
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
Greenstone Belts
TANZANIA
N

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Management’s Discussion and Analysis February 28, 2022

Processing Plant and Operations

In Q2 2022, Buckreef Gold successfully completed the final ramp up of Phase 1 of the 1,000+ tpd processing plant to 360 tpd design, which is now operating at nameplate capacity.

Select operating, financial and stockpile information follows below:

Select Operating and Financial Data

	Unit	Three months ended February 28, 2022	Three months ended November 30, 2021
Operating Data
Ore Mined	k tonnes	47	28
Waste Mined	k tonnes	109	88
Total Mined	k tonnes	156	116
Strip Ratio	w:o	2.3	3.1
Mining Rate	tpd	1,734	1,275
Mining Cost (Variable)	US$/t	$3.07	$2.84
Plant Ore Milled	k tonnes	25.8	8.4
Head Grade	g/t	2.88	2.71
Plant Utilization	%	92	81
Plant Recovery Rate[1]	%	90	90% at 120 tpd test plant
Processing Cost (Fixed)	US$ ('000s)	$151	$154
Processing Cost (Variable)	US$/t	$15.59	$17.56
Plant Mill Throughput	tpd	286	93
Gold Ounces Poured	oz	2,132	390
Gold Ounces Sold	oz	1,812	390
Financial Data[2]
Revenue[3]	$('000s)	3,334
Gross Profit	$('000s)	1,891
Net income (loss)	$/share	(0.01)
Operating Cash Flow	$('000s)	1,544
Average Realized Price[4]	$/oz	1,840
Cash Costs[4]	$/oz	796

[1]	In Nov/Dec'22 the new 360tpd plant was comissioned and 'ramping up.' In Jan./Feb. 2022 plant was fully operational with gold recoveries of 90.3% and 91.0% respectively
[2]	Note that the table above does not present comparative statistics for revenue, cost of goods sold and related sales and cost metrics for the three month prior comparable period as Buckreef Gold early adopted IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.
[3]	Revenue includes immaterial amounts from the sale of by-product silver and copper.
[4]	Refer to the "Non-IFRS Performance Measure" section.

11

Management’s Discussion and Analysis February 28, 2022

Operations Discussion

Gold Production and Sales

During Q2 2022, Buckreef Gold poured 2,132 ounces of gold, a new quarterly record at Buckreef, Gold of which 1,812 ounces were sold. The record production and sales have resulted in Buckreef Gold and TanGold becoming operating cash flow positive in Q2 - the first quarter in the Company’s history.

Mining

Total ore mined in Q2 2022 increased to 47 thousand tonnes (“kt”) from 28 kt in Q1 2022 and the strip ratio in Q2 2022 was 2.3 (ore:waste tonnes). During Q2 2022 Buckreef continued to build up a significant inventory of mined material.

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $3.07 in Q2 2022 were higher as compared to Q1 2022 ($2.84) primarily due to a slight increase in drilling and blasting during the quarter to break quartz vein rich zones for excavation.

Processing

The 360 tpd processing plant reached nameplate capacity in Q2 2022 and achieved the following statistics: (i) average throughput of 286 tpd; (ii) plant availability of 92%; and (iii) average recovery rate of 90% with consistent tailings grade, regardless of head grade. In February 2022 a high-pressure elution column was commissioned improving elution efficiency and facilitating record production in the month. In addition, the second tailings storage facility (TSF) for processed oxide material was completed. The new facility, with planned future ‘lifts’ provides two years of storage.

Processing costs per tonne (variable) of $15.59 in Q2 2022 reflected a decrease relative to Q1 2022 ($17.56) as Q1 reflected the ‘first fill’ feeding of lower grade ore, chemicals, fuel and reagents into the expanded 360 tpd processing plant, downtime associated with switching the plant from the test plant period to the 360 tpd processing plant and impact of the ramp up over the commissioning period.

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

At the end of February 2022, the Company sampled and surveyed the stockpiles at Buckreef Gold and reported the following statistics: (i) the ROMPAD contained 64,020 tonnes at 1.89 g/t with an estimated 3,886 ounces of gold; and (ii) crushed mill feed of 5,334 tonnes at 3.42 g/t containing an estimated 587 ounces of gold. As at February 28, 2022, Buckreef Gold also had 564 ounces of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks which will be processed in Q3 2022. The significant stockpile and GIC balance at Q2 2022 provide support for the Company to meet its production guidance in the upcoming quarters. In addition to stockpile and GIC inventory, Buckreef Gold also had finished goods inventory related to the production of 256 ounces at the end of Q2 2022 that will be sold in Q3 2022.

12

Management’s Discussion and Analysis February 28, 2022

A summary of the stockpile statistics is contained in the table below:

Table: ROM Stockpile Summary (as at 28 February 2022)
Summary ROM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (Oz)
High Grade	5,790	15,497	3.62	1,802
Medium Grade	15,440	27,553	1.80	1,598
Low Grade	12,065	20,970	0.72	486
Total (ROM)	33,295	64,020	1.89	3,886
Crushed Ore Stockpile	1,209	5,334	3.42	587
Total	34,504	69,354	2.01	4,474

The historical ore stockpile material mined from the South Pit was assayed and reported in the 2018 Technical Mining Feasibility report as 119,726 tonnes at 1.86 g/t containing 7,160 ounces. As previously reported in the Company's Form 20-F filed on November 30, 2020, following re-assaying, there was a drop in the reported grade as of August 31, 2020.

The historical stockpile reported on page 28 of the Company's Form 20-F filed on November 30, 2021 carried forward the figures in the Company's Form 20-F filed November 30, 2020, and the work on historical stockpiles continued subsequent to the 2021 filing. Based on independent and internal stockpile surveys at 2021 year-end, and grade analysis undertaken subsequent to 2021 year-end, the historical ore stockpiles are now reported as 63,457 tonnes at 0.72 g/t containing an estimated 1,279 ounces of gold. The revised historical stockpile tonnages and grade are based upon the updated measurements of: (i) volumes; (ii) assays and (iii) density.

13

Management’s Discussion and Analysis February 28, 2022

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (View to the Northeast, March 28, 2022)

Figure 3: New 360 TPD Ball Mills Arriving at Buckreef Gold Mine (February 2022)

14

Management’s Discussion and Analysis February 28, 2022

Figure 4: Buckreef Gold Expanded 360 TPD Processing Plant Integrated With 120 TPD Processing Plant (Q2 2022)

Figure 5: Exploration Drilling (March 2022)	Figure 6: Road Detour (April 2022)

15

Management’s Discussion and Analysis February 28, 2022

Exploration & Mineral Resources

TanGold and Buckreef Gold continue to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7);

•	Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results and further follow-up drilling will occur in 2022. Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (see Figure 8);

•	In 2021 the Company discovered the Anfield Zone, a parallel structure 500 meters to the east of the Buckreef Main Zone and with evidence of an additional 3 km of shear zone target (See Figure 8). Initial grab sample results have been high-grade, including three samples grading 37.52 g/t, 28.55 g/t and 14.42 g/t respectively; and

•	Evaluated and identified numerous other targets at Buckreef Gold, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Gold Project.

Buckreef Main Zone Drilling Results and Interpretation

The Buckreef Main Zone has been re-evaluated and exploration targets to expand the zone have been identified. Results to date evidence a vertically extensive shear zone extending nearly 2 km on strike in a northeast, southwest trend. The deposit is open along strike and at depth.

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 7. It is evident that the deposit remains open on trend to the northeast and southwest. As noted, the Company has initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW and to upgrade Inferred Mineral Resources.

Buckreef Gold – Fiscal 2022 Exploration to Date

To date, Buckreef Gold has drilled 17 holes representing over 5,500 meters in the northeast extension of Buckreef Main Zone. This program envisions an additional 5 drill holes for over 1,200 meters (Figure 9). The Company will provide a further update on the results of this program in due course.

Buckreef Gold has finalized the planning for a 10,000 meter (approximate) infill drill program to: (i) upgrade Mineral Resources currently in the Inferred Resource category in the Buckreef Main Zone, and (ii) commence infill drilling at Buckreef West. This program is expected to start in Q3 2022.

TanGold believes the property and immediate surrounding area to be highly prospective for economic gold mineralization. Within the last year the Anfield Zone was discovered. The Anfield Zone lies ‘on-trend’ between a historical mineral resource (the Eastern Porphyry) and an adjacent mining facility with nearly 3km of untested shear zone located 500 meters to the east of the Buckreef Main Zone. High grade fresh rock samples were retrieved from a shallow artisanal mine shaft. Geological assessment of the property and adjacent leases continues and will pick up pace throughout 2022. The Company plans to begin exploration drilling at the newly discovered Anfield Zone this year.

Overall, it is Buckreef Gold’s intention to accelerate the exploration and drilling program in the coming quarters through the addition of additional drill rigs as the company begins to generate additional operating cash flow.

16

Management’s Discussion and Analysis February 28, 2022

Figure 7: Long section of Buckreef Main Zone (View to the West) Showing 1 Meter Composite Values and Technical Report Pit Outline. The Area of Current Exploration to the NE of the Main Zone is Highlighted

Figure 8: NE Buckreef Main Zone Exploration Target Highlighted and in Relation to the Anfield Zone

17

Management’s Discussion and Analysis February 28, 2022

Figure 9: NE Buckreef Main Zone Exploration Target Showing Collars for Recent Diamond Drilling

Sulphide Development – Preliminary Metallurgical Results and Ongoing Work

Metallurgical studies are now rescheduled to commence in fiscal Q3 2022. During fiscal Q2 2022, the Company working with Ausenco, revised and elaborated the RFP process and refined technical requirements, including studies for dry stack tailing parameters. In the prior quarter the Company had identified a number of laboratories to complete this work to undertake the metallurgical variability phase for Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve.

SGS Lakefield was retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work was completed in 2021. As part of the initial (2021) study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGS Lakefield for the study.

18

Management’s Discussion and Analysis February 28, 2022

The study highlights include:

•	The following intercepts and gold recoveries have been confirmed in the report:

✓	MC01: 0.54 g/t Au over 78.88 meters – 94.1%
✓	MC02: 19.4 g/t Au over 27.99 meters – 95.4%
✓	MC03: 1.71 g/t Au over 52.53 meters – 85.3%

•	A straightforward flowsheet consisting of:

✓	Primary grinding to P80 = ~100-150 µm
✓	Rougher flotation
✓	Regrind of the rougher concentrate to ~15-20 µm (P80)
✓	Cyanide leaching of the reground flotation concentrate
✓	Cyanide leaching of the flotation tailing

•	No refractory association of gold with arsenic sulphide was detected;

•	The samples tested did not exhibit any preg-robbing or other refractory characteristics;

•	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

•	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Buckreef Main Metallurgy samples
Hole ID	Hole Type	Composite ID	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery %	Comment
			Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone
													5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone

BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone
													with minor graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples.  Intervals of core for metallurgical testwork analyzed are full HQ core size.  Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.

Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada

Interval represents drilled length in meters, and not true width

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TanGold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

19

Management’s Discussion and Analysis February 28, 2022

Metallurgical testing for sulphide project development has moved to variability testing of the first 5-7 years of production and will continue throughout 2022 including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, a total of 19 holes (2,367 meters) have been completed for the metallurgical program. These metallurgical sample holes have been logged and are in preparation for shipment for metallurgical testing in Q3 2022. Similar to the initial metallurgical test work, the samples will be analyzed for:

•	Overall gold recoveries;
•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
•	Any pregnant solution robbing or refractory mineralogy;
•	Acid Mine Drainage (if any) characteristics; and
•	Dry stack tailings characteristics.

The Company, along with its Owner’s Engineers (Ausenco and Solo Resources), are currently in a procurement process for this work.

20

Management’s Discussion and Analysis February 28, 2022

Quarterly Financial Highlights

For the three months ended February 28, 2022, Buckreef Gold produced 2,132 ounces of gold, of which 1,812 ounces were sold – both quarterly records for the Company.

Effective for the three months ended February 28, 2022 the Company early adopted the IAS 16, Property Plant and Equipment (PP&E) amendment which prohibits the deduction from the cost of PP&E any proceeds received from the sales produced while bringing the asset to the condition intended by management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statements of Comprehensive Income (Loss).

Consequently, following early adoption of IAS 16, the Company recognized revenue on the Statements of Comprehensive Income (Loss) of $3.3 million for the three months ended February 28, 2022.

Cost of sales, which includes production costs, royalties and depreciation, was $1.4 million generating a strong gross profit margin of $1.9 million or 57% during Q2 2022.

The quarterly sales record (1,812 ounces) generated positive operating cash flow of $1.5 million in Q2 2022 – the first quarter in the Company’s history. Positive operating cash flow will be used to help fund value creating activities, including exploration and sulphide project development.

In addition to the positive operating cash flow, during Q2, 2022, TanGold successfully closed the previously announced registered direct offering with a single institutional investor for net proceeds of approximately $6.4 million, providing the Company with additional liquidity to help fund acceleration of its business plan.

At February 28, 2022 the Company had a cash balance of $12.9 million and a working capital surplus of $10.2 million after adjusting for current liabilities which will only be settled by issuing equity.

During Q2 2022, the Company entered into a purchase agreement with Lincoln Park, enabling TanGold the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TanGold will control the timing and amount of any sales to Lincoln Park and Lincoln Park is obligated to make purchases in accordance with the agreement, thus providing TanGold with access to supplementary liquidity if necessary.

Capital Expenditures

The Company incurred a total of $3.1 million in cash capital expenditures during the three months ended February 28, 2022. Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property. Net additions during Q2 2022 included development drilling related to the 10,000 meter diamond drill program with STAMICO, construction of a tailings storage facility (TSF) and pre-stripping mine development with FEMA, procurement of 2 15 tph ball mills, fabricated steel, engineering and geotechnical work for the expanded 1,000+ tpd processing plant, land compensation payments related to the relocation of project affected persons, purchase of a new elution column facilitating larger gold pours with greater efficiency, procurement of an XRF machine for onsite gold analysis and investment in a water treatment plant to enhance environmental monitoring.

21

Management’s Discussion and Analysis February 28, 2022

Selected Financial Information

The following information has been extracted from the Company’s unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), for the three and six months ended February 28, 2022 and the years ended August 31, 2021 and 2020.

$(000's)	As at and for the three months ended February 28, 2022	As at and for the six months ended February 28, 2022	As at and for the year ended August 31, 2021	As at and for the year ended August 31, 2020
Net loss for the period	(1,002)	(3,160)	(5,283)	(12,145)
Basic loss per share	(0.01)	(0.02)	(0.02)	(0.07)
Diluted loss per share	(0.01)	(0.02)	(0.02)	(0.07)
Total assets	62,643	62,643	56,518	38,139
Total long term financial liabilities	2,768	2,768	2,681	2,680

Financial Results

Three months ended February 28, 2022

	Three months ended
	February 28
	2022	2021
Revenue	$3,334	$-
Cost of sales	(1,443)	-
Gross profit	1,891	-
General and administrative expense	(2,152)	(1,883)
Financial instrument related cost and other	(427)	2,525
Accretion on asset retirement obligation	(54)	(35)
Transaction costs on convertible debenture	-	(641)
Foreign exchange	(104)	(94)
Interest, net and other expense	(5)	(36)
Current income tax expense	(151)	-
Net loss and comprehensive loss	$(1,002)	$(164)

Revenue

For the three months ended February 28, 2022, the Company recognized revenue of $3.3 million. Note that the financial statements for the comparable period do not present revenue, cost of sales or gross profit as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. During the period, the Company sold 1,812 ounces of gold at a realized price1 of $1,840 per ounce.

Cost of sales

Cost of sales for the three months ended February 28, 2022 were $1.4 million and are comprised of production costs, (including mining, processing, site services and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life, or depleted on a units-of-production basis over the reserves to which they relate. During the period, the Company recorded cash costs1 of $796 per ounce, in line with guidance.

22

Management’s Discussion and Analysis February 28, 2022

General and administrative expense

During the three months ended February 28, 2022, the Company recorded general and administrative expense of $2.2 million compared to $1.9 million for the previous year comparable period. The increase in general and administrative expense was mainly due to an increase in Share Based Payments (2022 - $0.5 million, 2021 - $nil) related to the vesting of the common shares granted by the Company upon hiring key management personnel during the year ended August 31, 2021.

Financial instrument related cost and other

During the three months ended February 28, 2022, the Company had a financial instrument related loss of $0.4 million compared to a gain of $2.5 million in the prior year period. The variance compared to the prior period was primarily due to a loss on revaluation of financial instruments. The loss on revaluation of financial instruments (2022 - $0.1 million loss, 2021 - $3.4 million gain) was principally due to a loss on revaluation of derivative warrant liabilities mainly related to a decrease in the share price using the Black Scholes option pricing model (2022 - $0.41, 2021 - $0.70).

Current income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended February 28, 2022, the Company recorded net income at Buckreef Gold and recognized a current income tax payable of $0.2 million (February 28, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net loss and comprehensive loss

The Company reported a net loss for the three-month period ended February 28, 2022 of $1.0 million (basic and diluted loss per share of $0.01, respectively), compared to a net loss of $0.2 million in the prior year period (basic and diluted earnings per share of $0.00, respectively).The increase in net loss is primarily the result of an increase in financial instrument related costs due to a loss on revaluation of derivative warrant liabilities in the current period versus a gain in the prior comparative period ($2.9 million), an increase in general and administrative expense related to an increase in share based payments ($0.3 million) and income tax expense of $0.2 million following recognition of net income at Buckreef Gold. This was partially offset by a gross profit of $1.9 million following sales of $3.3 million and cost of sales of $1.4 million during Q2.

Six months ended February 28, 2022

	Six months ended
	February 28
	2022	2021
Revenue	$3,334	$-
Cost of sales	(1,443)	-
Gross profit	1,891	-
General and administrative expense	(4,497)	(3,056)
Financial instrument related cost and other	(219)	2,093
Accretion on asset retirement obligation	(88)	(69)
Transaction costs on convertible debenture	-	(683)
Foreign exchange	(86)	(77)
Interest, net and other expense	(10)	(7)
Current income tax expense	(151)	-
Net loss and comprehensive loss	$(3,160)	$(1,799)

23

Management’s Discussion and Analysis February 28, 2022

Revenue

Revenue for the three and six months ended February 28, 2022 was $3.3 million as the Company early adopted the IAS 16 amendment in Q2 2022. Gold sales prior to Q2 2022 were capitalized to exploration and evaluation assets and expenditures.

Cost of sales

Cost of sales for the three and six months ended February 28, 2022 were $1.4 million following early adoption of IAS 16 in Q2 2022. Costs of sales prior to Q2 2022 were capitalized to exploration and evaluation assets and expenditures.

General and administrative expense

During the six months ended February 28, 2022, the Company recorded general and administrative expenses of $4.5 million compared to $3.1 million for the previous year comparable period. The increase in general and administrative expense was mainly due to an increase in Share Based Payments (2022 - $1.5 million, 2021 - $nil) related to the vesting of the common shares granted by the Company upon hiring key management personnel during the year ended August 31, 2021.

Financial instrument related cost and other

During the six months ended February 28, 2022, the Company had a financial instrument related cost of $0.2 million compared to a gain of $2.1 million in the prior year period. The variance compared to the prior period was primarily due to a gain on revaluation of financial instruments in the six months ended February 28, 2022. The gain on revaluation of financial instruments in the prior year period was principally due to a gain on revaluation of derivative warrant liabilities mainly related to a decrease in the share price using the Black Scholes option pricing model.

Current income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three and six months ended February 28, 2022, the Company recorded net income at its Buckreef Gold Project and recognized a current income tax payable of $0.2 million (February 28, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net loss and comprehensive loss

The Company reported a net loss for the six month period ended February 28, 2022 of $3.2 million (basic and diluted loss per share of $0.02, respectively), compared to a net loss of $1.8 million in the prior year period (basic and diluted earnings per share of $0.01, respectively). The increase in net loss is primarily the result of an increase in financial instrument related costs due to a loss on revaluation of derivative warrant liabilities in the current period versus a gain in the prior comparative period ($2.3 million), an increase in general and administrative expense related to an increase in share based payments ($1.5 million) and income tax expense of $0.2 million following recognition of net income at Buckreef Gold. This was partially offset by a gross profit of $1.9 million following sales of $3.3 million and cost of sales of $1.4 million during Q2.

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3
Net Income (Loss)	(1,002)	(2,158)	(3,848)	(241)	(164)	(1,635)	C$ 5,477	C$ (7,141)
Basic and Diluted income (loss) per share	(0.01)	(0.01)	(0.01)	0.00	0.00	(0.01)	C$ (0.03)	C$ (0.05)

24

Management’s Discussion and Analysis February 28, 2022

Liquidity and Capital Resources

At February 28, 2022 the Company had $12.9 million of cash (August 31, 2021 - $13.4 million) and working capital of $5.5 million (August 31, 2021 – $8.0 million). After adjusting for current liabilities which will only be settled by issuing equity, adjusting working capital is $10.2 million (August 31, 2021 - $10.1 million).

The decrease in cash of $0.5 million over the year ended August 31, 2021 was primarily due to an increase in capital expenditures related to the final commissioning of the 360 tpd processing plant and capital expenditures related to the construction of an expanded 1,000+ tpd processing plant, which is expected to be completed in calendar Q3 2022. Capital was also utilized to fund exploration related to the 10,000 meter diamond drilling program with STAMICO, construction of a tailings storage facility (TSF) as well as other general operating expenses at Buckreef Gold. The decrease in cash related to the increase in capital expenditures was partially offset by net proceeds from the registered direct offering of $6.4 million in Q2 2022 and an increase in operating cash flow in Q2. During Q2 the company poured 2,132 ounces of gold, of which 1,812 ounces were sold, both being new records for Buckreef Gold. The rapid advance of production has resulted in Buckreef Gold being operating cash flow positive in Q2, the first quarter in the Company’s history. This positive trajectory is expected to continue throughout Q3.

As of February 28, 2022, the Company has accumulated losses of $121.4 million (August 31, 2021 – $117.5 million).

During Q2, 2022, TanGold successfully closed the previously announced registered direct offering with a single institutional investor for net proceeds of approximately US$6.4 million, providing the Company with additional liquidity to help fund acceleration of its business plan.

To provide the Company with access to supplementary liquidity, TanGold entered into a purchase agreement with Lincoln Park in Q2 2022. This agreement provides TanGold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TanGold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset.

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at February 28, 2022 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 17 of the Company’s February 28, 2022 Condensed Interim Consolidated Financial Statements.

25

Management’s Discussion and Analysis February 28, 2022

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on
August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021, and the Information Circular dated January 21, 2022, filed on SEDAR on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan included with the Form 20-F Annual Report. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 2 “Basis of Preparation and Significant Accounting Policies” and Note 3 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s February 28, 2022 Condensed Interim Consolidated Financial Statements.

Financial Instruments and Financial Risk Management

For details of the Company’s financial instruments, risk exposures relating to financial instruments and sensitivity analysis, refer to Note 21 of the Company’s February 28, 2022 Condensed Interim Consolidated Financial Statements.

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Management’s Discussion and Analysis February 28, 2022

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

Dollar amounts are expressed in thousands of US dollars.

Three Months Ended
February 28, 2022
Revenue per financial statements	$3,334
Ounces of gold sold	1,812
Average realized price gold sold	$1,840

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of total cash costs per ounce of gold sold to cost of goods sold per the financial statements for the three months ended February 28, 2022.

Dollar amounts are expressed in thousands of US dollars.

Three Months Ended
February 28, 2022
Cost of good sold per financial statements	$1,443
Ounces of gold sold	1,812
Cash costs per ounce of gold sold	$796

The Company has included “average realized price per ounce of gold sold” and “cash costs per ounce of gold sold” as non-IFRS performance measures throughout this MD&A as TanGold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Management’s Discussion and Analysis February 28, 2022

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has since spread globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business, including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 274,345,064 common shares outstanding, 41,970,074 share purchase warrants outstanding, nil RSUs/PSUs outstanding, and 6,901,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2021 filed with the SEC on December 3, 2021 and on SEDAR as the Company’s Annual Information Form on November 29, 2021.

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Management’s Discussion and Analysis February 28, 2022

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2021. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the three-month period ended November 30, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2021. The Company has prioritized the remediation of the material weaknesses described above and is working under the oversight of the Audit Committee to resolve the issue.

Specific actions to remediate these material weaknesses include the following:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef Gold, Tanzam 2000 and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero-dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

•	Hired a Senior Procurement Officer at Buckreef Gold to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef Gold to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Hired an experienced Finance Manager at Buckreef Gold to enhance the review and approval of mine site journal entries, financial reconciliations, entity level financial statements, segregation of duties and internal controls around financial reporting.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engagement of a third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

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Management’s Discussion and Analysis February 28, 2022

The Company is currently in the process of implementing and documenting its systems of internal controls related to remediate the material weaknesses identified above. However the Company has been unable to complete this implementation by the required reporting date due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to formally review, document and implement the Company’s key controls, including ITGCs, ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com; with the SEC at sec.gov; and the Company’s website at www.tangoldcorp.com.

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

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Management’s Discussion and Analysis February 28, 2022

Endnotes

1 Refer to “Non-IFRS Performance Measures” section.

2 The 360 tpd Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Pre-Feasibility Study, reflected in the Company’s May 15, 2020 Technical Report. The 18-Month mining plan estimates are based upon an internal mine model reviewed by SGSC and cost inputs as validated by actual mining and processing costs from the 120 tpd test plan over the 9 months ended May 31, 2021. No assurance can be given that the 18-Month Estimate (Monthly Average) will reflect actual results. See “Cautionary Note Regarding Forward-Looking Statements”.